Exhibit 99.1

Rogers Communications Declares 50 Cents per Share Quarterly Dividend

April 2, 2025 payment date following March 10, 2025 record date

TORONTO, January 30, 2025 — Rogers Communications Inc. (TSX: RCI.A and RCI.B) (NYSE: RCI) (“Rogers”) announced that its Board of Directors (the “Board”) declared a quarterly dividend totaling 50 cents per share (the “Quarterly Dividend”) on each of its outstanding Class B Non-Voting shares (“Class B Shares”) and Class A Voting shares.

The declared Quarterly Dividend will be paid on April 2, 2025 to shareholders of record on March 10, 2025. Such quarterly dividends are only payable as and when declared by the Board and there is no entitlement to any dividend prior thereto.

Shareholders may elect to have cash dividends on their shares reinvested in additional Class B Shares in accordance with Rogers’ Amended and Restated Dividend Reinvestment Plan (the “Plan”). Under the Plan, the Board determines whether the additional Class B Shares will be purchased on the open market or issued by Rogers from treasury. The Plan permits, at the Board’s discretion, a small discount when shares are issued from treasury under the Plan. In connection with the Quarterly Dividend, Class B Shares will be issued by Rogers under the Plan from treasury at a 2% discount from the Average Market Price (as defined in the Plan).

A copy of the Plan describing the terms and conditions applicable to the Plan is available at www.investors.rogers.com or from the Plan agent at www.tsxtrust.com or by e-mail at shareholderinquiries@tmx.com. In addition, a copy of the Plan is available under Rogers’ profile at www.sedarplus.ca. A registration statement on Form F-3D relating to the Plan (File No. 333-170234) has been filed with the U.S. Securities and Exchange Commission (the “SEC”) and may be obtained under Rogers’ profile on the SEC’s website at www.sec.gov.

This press release does not constitute an offer to sell or a solicitation of an offer to buy nor shall there be any sale of any of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful.

About Rogers Communications Inc:

Rogers is Canada’s leading communications and entertainment company and its shares are publicly traded on the Toronto Stock Exchange (TSX: RCI.A and RCI.B) and on the New York Stock Exchange (NYSE: RCI). For more information, please visit rogers.com or investors.rogers.com.

For further information:

Investor Relations

1-844-801-4792

investor.relations@rci.rogers.com